
LONMIN

Ref: SK/0017

11 May 2005

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom

T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100

www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
202
SECTION




05008287

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of our interim Report for the six months to 31 March 2005.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed document. My direct line is 0044 20 7201 6053.

Yours faithfully

Seema Kamboj
Assistant Company Secretary

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL



For the 6 months to 31st March 2005

Interim Report

Lonmin Plc



A rock solid foundation...

Financial Highlights

Continuing operations

	6 months to 31 March 2005	6 months to 31 March 2004
Profits		
Turnover	**$421m**	$444m
EBITDA[1]	**$177m**	$155m
EBIT[2]	**$152m**	$128m
Profit before taxation	**$142m**	$117m
Earnings per share	**48.7c**	26.2c
Underlying earnings per share[3]	**48.7c**	39.7c
Interim dividend per share[4]	**30.0c**	30.0c
Cash flow		
Trading cash flow per share	**(15.5)c**	72.9c
Free cash flow per share	**(90.4)c**	(11.3)c
Balance sheet		
Equity shareholders' funds	**$771m**	$644m
Net borrowings	**$473m**	$277m
Interest cover[5]	**32.3 times**	21.4 times

Notes:

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

2 EBIT is total operating profit.

3 Underlying earnings per share are calculated on attributable profit excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance and exceptional items (prior period only) as disclosed in note 7 to the Interim Accounts.

4 The interim dividend will be paid on 5 August 2005 to shareholders on the registers on 8 July 2005.

5 Interest cover is calculated for the 12 month periods to 31 March 2005 and 31 March 2004.

Information about Lonmin is available on the Group's website www.lonmin.com. A webcast of the 2005 Interim Results' presentation is also available.

Chief Executive's Statement

Introduction

The first six months of the 2005 financial year were challenging for Lonmin. We experienced an accident at our smelting facility on 18 November 2004, which resulted in the loss of nine weeks of metal production. Repairs have been completed and the smelter came back on line on 20 January 2005.

The final cost of the smelter accident and repairs is $14 million (including the costs of running the Pyromet furnaces and toll refining), of which $9 million has been expensed in the first half. These costs were offset by insurance settlements during the first half from prior outstanding claims of $22 million.

On 22 March 2005, we made a cash offer to acquire all of the outstanding shares of Southern Platinum Corp. for $190 million. This transaction will add substantially to our future Platinum growth potential and is expected to close by 1 July 2005, subject to approval by Southern Platinum shareholders and the South African Competition Commission.

Key Accomplishments

- Recovery from the smelter accident and minimising cost and production impacts for the full year.
- Platinum production of 366,781 ounces. Total PGM production of 666,303 ounces.
- Cost per PGM ounce sold of R2,431 achieved in the first half (excluding any benefit of insurance settlements) in line with full year guidance of R2,475.
- Filing of our new order mining rights conversion application on 14 December 2004.
- Offer to acquire Southern Platinum on 22 March 2005.
- Sudbury PGM Exploration JV with Inco signed.

Financial Results

The key financial results for the period were:

- A 19% growth in EBIT to $152 million (including insurance recoveries and metallurgical recoveries);
- A 23% increase in underlying earnings per share from 39.7 cents in 2004 to 48.7 cents in 2005, despite the smelter accident;
- A maintained interim dividend; and
- Cash outflow in the period on working capital which is expected to be reversed in the second half.

Platinum Operations

Our safety performance improved significantly during the first half of the fiscal 2005 year compared to last year. We suffered one industrial [illegible] and deeply regret that two children drowned in one of

remain deeply committed to our goal of "Zero Harm" in our mining operations in South Africa. We currently have a major programme underway to reduce all lost time injuries in our operations.

Mining operations produced 5,427,000 tonnes milled (5,405,000 tonnes mined) from underground operations and 1,480,000 tonnes milled (1,244,000 tonnes mined) from open cast operations. These raw ore tonnes were converted to 66,852 tonnes of concentrate (62,248 tonnes of concentrate despatched) containing 22,810 kgm of PGMs. This was in line with budget expectations. Metallurgical operations produced 366,781 ounces of Platinum and 666,303 ounces of total PGMs.

We have made significant progress with our mechanisation and automation projects during the period. Our full mechanised ULP (Ultra Low Profile) Merensky mining site has successfully achieved its target of 12,000 tonnes per month per set of equipment at a total mining cost of less than R230 per tonne. We are now committed to rolling out this mining method with an additional two sets of equipment at the Karee mine, which will ramp up to 37,000 tonnes per month Merensky ore production by year-end and ultimately to 70,000 tonnes per month by mid-2006 at an expected cost of less than R190 per tonne, as compared to current average traditional mining method costs of around R200 per tonne. Plans are also in an advanced stage to expand this mining method into the UG2 reef at Karee mine and other potential sites across the property.

Our capital growth programme to increase production to 1.1 million ounces of Platinum by 2010 (without any benefit from Southern Platinum) remains on schedule and on budget (in Rand terms). The $72 million Hossy shaft complex is the most advanced of the three major capital projects being undertaken. Expenditure is 64% complete and we continue to expect full production during 2008. The Hossy Vertical is complete with the Sub Incline at 20% completion.

Costs

The metallurgical recovery rates assumed in the Base Metal Refinery and Precious Metal Refinery have been conservatively estimated in the past and as a result of actual outturns we have now increased the ongoing achievable recoveries.

The reported unit costs of R2,431 per PGM ounce sold include the effects of $9 million of smelter incident costs, $3 million redundancy costs and an $11 million benefit arising from the spreading of a $29 million improvement in metallurgical recoveries over the overall anticipated sales for the year. No benefit has been taken in these unit costs for the insurance proceeds of $22 million.

higher cost open cast ounces to higher grade, lower cost underground ounces. This transition will help ensure that we meet our long-term production ramp up profile while helping keep costs in check.

In the second half we will lower the proportion of open cast Merensky ore processed. As a result of this we now estimate that overall production for the year will be between 905,000 and 925,000 ounces of Platinum and our cost guidance for the year remains unchanged at R2,475 per PGM ounce sold.

Our Six Sigma programme has identified significant saving opportunities and we expect to capture R70 million of net EBIT benefits in the second half of the year.

We are currently working on the introduction of a central shared services function. This will replace duplicated technical and administrative infrastructure at our mines and shafts and is anticipated to result in further cost savings.

Working Capital
Due to the smelter accident in November we experienced a cash outflow on working capital in the period as stocks built up ahead of the smelter. We expect this outflow to be reversed in the second half.

Exploration
Our exploration group completed a joint venture agreement with Inco Limited during the period to explore for PGM deposits adjacent to some of their historically important nickel properties in the geologically prolific Sudbury Basin.

Black Economic Empowerment
We made good progress on all fronts of our BEE effort in the first half, submitting our new order mining licence conversion application in December 2004. We currently hope to receive approval of this application before the end of 2005.

Our BEE partner, Incwala, has performed well during the period and has provided valuable support and guidance for our mining licence application and BEE programme.

Markets
PGM prices have been well supported in the period under review both by sound underlying auto catalyst demand and industrial demand for the full suite of commodities. The supply outlook has been restrained by the current low Rand basket value of metals.

Southern Platinum
We have made a $190 million offer for Southern Platinum, a Canadian listed group with platinum mining operations at Messina in South

Exciting potential exists to exploit the larger untapped resource on the remaining strike length of the property. We will start developing plans for the realisation of this once the acquisition closes.

In addition to its growth potential, Messina also offers considerable synergy benefits. Smelting the base metal rich Messina ore with our existing high chrome ores is expected to improve overall smelter recoveries by around 2%. Although the Messina operations are currently operating at a loss, we believe that a successful mine turnaround, plus anticipated smelter benefits, will enhance earnings from 2007 onwards.

Outlook and Dividend
We expect our markets to remain strong during the second half of our fiscal year.

We are making significant progress in our discussions with the Unions on a new long-term labour agreement, which is intended to allow us to achieve longer-term operational stability. As a result we will be able to increase our focus on safety, growth and cost management.

Our acquisition of Southern Platinum, when completed, together with the organic growth at our existing operations, will enable us to target 1.1 million ounces of Platinum production by 2008. Growth beyond 2008 will be supported by organic growth from our core Lonplats operations and Messina.

The Board has maintained the interim dividend at 30.0 cents per share.

A number of important appointments have been made in the last six months. Karen de Segundo (formerly of Shell) has joined our Board in a non-executive position. Alistair Ross (formerly of Inco) has accepted the role of President, Platinum Operations in South Africa. Alex Shorland-Ball (formerly of Finsbury Group) has joined us in the role of Vice-President Investor Relations and Communications and Khumo Seopela (formerly of De Beers) has joined us as Vice-President Human Capital in South Africa. I would like to welcome all of them to Lonmin.

Lonmin is in the process of transforming itself into a world class mining company benchmarking itself against the 'best of breed' on measures such as safety performance, operational efficiency, capital returns and human productivity. This process is never easy and I would like to thank all of Lonmin's employees, contractors and community members who are supporting this effort. I would especially like to thank all of the employees and contractors at the smelter. Your professionalism in managing the impact of the smelter

Financial Review

Introduction

The financial information presented has been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements for the year ended 30 September 2004.

Analysis of results

Profit and loss account

A comparison of the interim 2005 total operating profit from continuing operations with the prior period is set out below:

	$m
Total operating profit for the six months to 31 March 2004	**128**
Increase in sales prices	42
Decrease in sales volumes	(22)
Insurance receipts	22
Smelting incident costs	(9)
Incwala	4
Exchange	(21)
Improved recoveries	29
Other cost increases	(21)
Total operating profit for the six months to 31 March 2005	**152**

The average price realised for the basket of metals sold at $18,889/kg was 15% higher than the prior period. Sales volumes of PGMs decreased from 793,526 ounces to 671,591 ounces due to the smelter incident in November 2004 and turnover amounted to $421 million for the six months to 31 March 2005. Unit costs in rand at R2,431 per PGM ounce sold were only 3.5% higher than the prior period. The improved recoveries reflected an improvement in underlying metallurgical recoveries which led to an increase in the 2004 year-end closing stock valuation. The strength of the South African rand against the US dollar impacted on costs in dollar terms with the average exchange rate appreciating 9% on the prior period. The investment in Platinum Australia was sold on 31 March 2005 for book value with no material profit impact. The resulting total operating profit, which included $4 million for our 23.56% share of Incwala's operating profits, amounted to $152 million.

Profit before taxation for the 2005 interim period amounted to $142 million compared with $117 million for the 2004 interim period.

Net interest payable and similar items were $10 million compared

The 2005 interim tax charge was $57 million compared with $65 million in the prior period and included $11 million of exchange losses (March 2004 – $30 million). The corporate tax rate in South Africa was reduced to 29% during the period and was applicable to taxable results from 1 October 2004. The change in tax rate resulted in an adjustment to the opening deferred tax balance at 1 October 2004 to reduce it by $11 million as disclosed in note 5 to the Interim Accounts. The effective tax rate, excluding the effects of exchange, the adjustment to the opening deferred tax balance and exceptional items (prior period only) was 40% compared with 33% during the last interim period due to the significantly higher incidence of STC in 2005 than the same period in 2004.

Profit for the 2005 interim period rose to $69 million from $37 million in the prior period and included minority deductions at 18% of the platinum operations results after tax compared with 27% in the prior period. Basic earnings per share were 48.7 cents for the six months to 31 March 2005 compared with 26.2 cents in the prior period. Underlying earnings per share, being earnings excluding exchange on tax balances, the adjustment to the opening deferred tax balance as a result of a change in the South African corporate tax rate and exceptional items (prior period only) amounted to 48.7 cents (March 2004 – 39.7 cents), an increase of 23%.

On 30 September 2004 the Group increased its effective holding in its underlying platinum assets from 73% to 82% at a cost of $311 million. In addition it invested $90 million in 23.56% of Incwala Resources and advanced $34 million of loans to HDSA and seed capital investors in Incwala Resources.

The effects of these acquisitions in the first half of 2005 have been to improve reported earnings per share by 3 cents.

Balance sheet

Equity interests were $771 million at 31 March 2005 compared with $744 million at 30 September 2004 mainly reflecting the profit of $69 million earned during the period offset by the 2005 interim dividend declared of $43 million.

Stock levels were $177 million at the March 2005 balance sheet date compared with $81 million at the September 2004 balance sheet date due to stock build-up following the smelter incident in November 2004.

Net borrowings amounted to $473 million at 31 March 2005 and gearing was 36% compared with 27% at 30 September 2004 and 31 March 2004, calculated on net borrowings attributable to the

Financial Review

Cash flow

The following table summarises the main components of the cash flow during the period:

	March 2005 $m	March 2004 $m
Operating profit – Group	**148**	129
Working capital	**(132)**	(3)
Other items (mainly depreciation)	**27**	35
Net cash inflow from operating activities	**43**	161
Interest and finance costs	**(8)**	(9)
Tax	**(57)**	(49)
Trading cash flow	**(22)**	103
Capital expenditure	**(87)**	(85)
Associate dividend received	**2**	–
Minority dividends paid	**(21)**	(34)
Free cash flow	**(128)**	(16)
Acquisitions	**(10)**	(6)
Shares issued	**–**	4
Equity dividends paid	**(59)**	(59)
Cash outflow	**(197)**	(77)
Opening net borrowings	**(275)**	(197)
Exchange	**(1)**	(3)
Closing net borrowings	**(473)**	(277)
Trading cash flow per share	**(15.5)c**	72.9c
Free cash flow per share	**(90.4)c**	(11.3)c

Net cash inflow from operating activities was $43 million during the six months to 31 March 2005 and included an outflow on working capital of $132 million due to stock build-up and settlement of 2004 year-end creditors. After interest and finance costs paid of $8 million and tax payments of $57 million, trading cash flow amounted to an outflow of $22 million against an inflow of $103 million in the prior period. Trading cash flow per share amounted to (15.5) cents for the 2005 interim period compared with 72.9 cents in the 2004 interim period.

Capital expenditure of $87 million was similar to the prior period in dollar terms but reduced in rand terms by 10%. Associate and [illegible]

Incwala and Eastern and Western Platinum transactions that completed on 30 September 2004. After accounting for equity dividends paid of $59 million, the cash outflow was $197 million and net borrowings amounted to $473 million at 31 March 2005.

It is expected that the significant cash outflow on working capital will reverse in the second half of the financial year as the smelter processes the backlog of concentrate built up during the first six months.

Dividend

The Board has declared an interim dividend of [illegible]


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
202
SECTION

International financial reporting standards (IFRS)
All European listed companies are required to prepare their consolidated financial statements in accordance with IFRS for accounting periods beginning on or after 1 January 2005. Consequently, the Group will be implementing IFRS from 1 October 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

The Group has undertaken a preliminary assessment of the impact of IFRS on its accounting policies and published financial statements and a detailed impact study is continuing.

Based on the work carried out to date, the following areas could impact on the Group's financial statements:

Post retirement benefits
Under UK GAAP, the Group accounts for defined benefit pension schemes in accordance with SSAP 24 – Accounting for pension costs. Surpluses or deficits are spread on a straight-line basis over the expected average remaining service lives of employees in the scheme. Under IAS 19 – Employee benefits (amended December 2004), there are three alternative ways in which surpluses or deficits can be recognised. It is likely that the Group will choose to recognise surpluses or deficits directly in shareholders' funds through the statement of recognised income and expense. This treatment is similar to FRS 17 – Retirement benefits. The Group currently reports the effects of FRS 17 in the notes to the annual financial statements.

Share-based payments
Under UK GAAP, the cost of share options is based on the intrinsic value of the award, being the difference between the exercise price and the grant price. Hence, options granted to employees at market price or under Inland Revenue approved SAYE schemes do not generate an expense. Under IFRS 2 – Share-based payments, the economic cost of all share-based payments granted since 7 November 2002 is to be recognised by reference to the fair value on the grant date using options pricing models and charged to the

Proposed dividends
Under UK GAAP, proposed dividends are accrued for as an adjusting post balance sheet event in the period to which they relate in accordance with SSAP 17 – Accounting for post balance sheet events. Under IAS 10 – Events after the balance sheet date, dividends that do not represent a present obligation at the reporting date are not accrued for in the balance sheet. Instead, they are recognised in the accounting period in which they are declared.

Financial instruments
The IFRS requirements for financial instruments are included in IAS 32 – Financial instruments: disclosure and presentation and IAS 39 – Financial instruments: recognition and measurement. Financial assets and liabilities are measured at fair value or amortised cost and foreign currency borrowings and derivative contracts are designated as hedges of specific assets, liabilities, income and/or expenses. The convertible bonds contain an embedded derivative in the form of a conversion right, which the Company can settle in cash. The debt and embedded derivative elements are separated and the amount relating to the embedded derivative is subject to fair value accounting under IFRS. This may introduce some material volatility to reported earnings but will have no impact on cashflow.

The above summary is not intended to be a complete list of areas. Further differences may arise as a result of the Group's continued detailed assessment and interpretations of IFRS and any further pronouncements issued by the International Accounting Standards Board ("IASB").

John Robinson
Chief Financial Officer
3 May 2005

Statistics

			March 2005	March 2004
Mining				
Tonnes milled (excluding slag)	– underground	(000)	**5,427**	5,646
	– opencast	(000)	**1,480**	1,582
	– total	(000)	**6,907**	7,228
Tonnes mined	– underground	(000)	**5,405**	5,617
	– opencast	(000)	**1,244**	1,158
	– total	(000)	**6,649**	6,775
Metallurgy				
Noble metals in matte		(kg)	**22,810**	26,161
Refined production of[1]	– platinum	(oz)	**366,781**	402,877
	– palladium	(oz)	**157,058**	176,245
	– rhodium	(oz)	**35,253**	46,660
	– total PGMs	(oz)	**666,303**	729,474
Sales[1]				
	– platinum	(oz)	**365,653**	412,533
	– palladium	(oz)	**152,725**	181,682
	– rhodium	(oz)	**39,330**	59,039
	– total PGMs	(oz)	**671,591**	793,526
Prices				
Average price received per ounce	– platinum	(R)	**5,000**	5,358
		($)	**842**	811
	– palladium	(R)	**1,170**	1,485
		($)	**196**	227
	– rhodium	(R)	**7,855**	3,488
		($)	**1,320**	531
Basket price of PGMs and base metals		($/kg)	**18,889**	16,387
Costs				
Cash cost per refined ounce of PGM sold (incl royalties)		(R)	**2,433**	2,366
		($)	**409**	343
Cash cost per refined ounce of PGM sold (excl royalties)		(R)	**2,431**	2,348
		($)	**409**	340
Cash cost per refined ounce of PGM produced (excl royalties)	– underground	(R)	**2,421**	2,555
		($)	**409**	392
	– opencast	(R)	**2,612**	1,934
		($)	**441**	297
	– total	(R)	**2,452**	2,423
		($)	**415**	372
Capital expenditure		(R millions)	**510**	567
		($ millions)	**87**	85

Independent Review Report by KPMG Audit Plc to Lonmin Plc

Introduction
We have been engaged by the Company to review the financial information set out on pages 8 to 15 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

KPMG Audit Plc
Chartered Accountants
London
3 May 2005

Consolidated Profit and Loss Account

		6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
Turnover		**421**	444
EBITDA[2]		**177**	155
Depreciation		**(29)**	(26)
Operating profit/(loss)	– Group	**148**	129
	– Associates	**4**	(1)
Total operating profit		**152**	128
Net interest payable and similar items	– Group	**(9)**	(11)
	– Associate	**(1)**	–
Profit before taxation		**142**	117
Taxation[3]		**(57)**	(65)
Profit after taxation		**85**	52
Equity minority interest		**(16)**	(15)
Profit for the period		**69**	37
Interim dividend		**(43)**	(42)
Retained profit/(loss) for the period		**26**	(5)
Earnings per share		**48.7c**	26.2c
Underlying earnings per share[4]		**48.7c**	39.7c
Diluted earnings per share		**48.5c**	25.6c
Interim dividend per share		**30.0c**	30.0c
Financial ratios			
Tax rate[5]		**40%**	33%
Net debt to EBITDA[6]		**1.2 times**	0.8 times
Interest cover[7]		**32.3 times**	21.4 times

Notes:
1 The results for both periods relate to continuing operations.
2 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
3 The taxation charge includes exchange losses of $11 million (March 2004 – $30 million) as disclosed in note 5 to the Interim Accounts.
4 Underlying earnings per share are calculated on profit for the period excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance and exceptional items (prior period only) as disclosed in note 7 to the Interim Accounts.
5 The tax rate has been calculated excluding exchange, the effect of a change in the South African tax rate on the opening deferred tax balance and exceptional items (prior period only) as disclosed in note 5 to the Interim Accounts.
6 EBITDAs used in this calculation are for the 12 month periods to 31 March 2005 and 31 March 2004.

Consolidated Balance Sheet

	As at 31 March 2005 $m	As at 30 September 2004 $m	As at 31 March 2004 $m
Fixed assets			
Tangible assets	**1,430**	1,370	1,042
Investments:	**132**	133	288
Associates	**91**	90	3
Other investments	**41**	43	285
Total fixed assets	**1,562**	1,503	1,330
Current assets			
Stocks	**177**	81	128
Debtors	**128**	124	132
Investments	**5**	5	3
Cash and short-term deposits	**10**	20	68
Total current assets	**320**	230	331
Creditors: amounts falling due within one year	**(324)**	(217)	(281)
Current loans and overdrafts	**(209)**	(23)	(129)
Other	**(115)**	(194)	(152)
Net current (liabilities)/assets	**(4)**	13	50
Total assets less current liabilities	**1,558**	1,516	1,380
Creditors: amounts falling due after more than one year	**(272)**	(268)	(212)
Convertible debt	**(213)**	(212)	(212)
Other loans	**(58)**	(56)	–
Other	**(1)**	–	–
Provisions for liabilities and charges	**(369)**	(353)	(326)
	917	895	842
Capital and reserves			
Called up share capital	**142**	142	141
Reserves	**629**	602	503
Equity shareholders' funds	**771**	744	644
Equity minority interest	**146**	151	198
	917	895	842
Net borrowings	**473**	275	277

Consolidated Cash Flow Statement

	6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
Net cash inflow from operating activities	**43**	161
Dividend received from associate	**2**	–
Returns on investment and servicing of finance	**(29)**	(43)
Net interest paid	**(8)**	(6)
Finance expenses	**–**	(3)
Dividends paid to minority	**(21)**	(34)
Taxation	**(57)**	(49)
Capital expenditure and financial investment	**(87)**	(85)
Acquisitions and disposals	**(10)**	(6)
Equity dividends paid	**(59)**	(59)
Net cash outflow before financing	**(197)**	(81)
Financing	**1**	3
Short-term loans	**(1)**	(1)
Long-term loans	**2**	–
Issue of share capital	**–**	4
Decrease in cash in the period	**(196)**	(78)
Reconciliation of Group operating profit to net cash inflow from operating activities:		
Operating profit – Group	**148**	129
Depreciation charge	**29**	26
Increase in working capital	**(132)**	(3)
Other items	**(2)**	9
Net cash inflow from operating activities	**43**	161

Note:
The cash flows for both periods relate to continuing operations.

Statement of Total Consolidated Recognised Gains and Losses

	6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
Profit/(loss) for the period – Group	66	38
– Associate	3	(1)
Total consolidated recognised gains and losses relating to the period	69	37

Reconciliation of Movement in Equity Shareholders' Funds

	6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
Total consolidated recognised gains and losses relating to the period	69	37
Interim dividend	(43)	(42)
Retained profit/(loss) for the period	26	(5)
Amortisation of share-based payments	1	–
Shares issued on the exercise of share options	–	4
Net increase/(decrease) in equity shareholders' funds in the period	27	(1)
Equity shareholders' funds at 1 October	744	645
Equity shareholders' funds at 31 March	771	644

Notes to the Interim Accounts

1 Basis of preparation

The interim accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2004.

2 Segmental analysis

By business origin:

	6 months to 31 March 2005				
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before tax $m	Net operating assets $m
Platinum	421	191	166	161	1,392
Exploration	–	(3)	(3)	(3)	–
Other	–	1	1	1	–
Corporate	–	(12)	(12)	(17)	6
	421	177	152	142	1,398
South Africa	421	183	158	153	1,389
Other	–	6	6	6	3
Corporate	–	(12)	(12)	(17)	6
	421	177	152	142	1,398

	6 months to 31 March 2004				
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before tax $m	Net operating assets $m
Platinum	444	166	141	134	869
Gold	–	–	–	–	277
Exploration	–	(2)	(3)	(3)	3
Other	–	(1)	(1)	(1)	–
Corporate	–	(8)	(9)	(13)	12
	444	155	128	117	1,161
South Africa	444	158	133	126	866
Ghana	–	–	–	–	277
Other	–	5	4	4	6
Corporate	–	(8)	(9)	(13)	12
	444	155	128	117	1,161

2 Segmental analysis continued

A reconciliation of net operating assets to net assets per the balance sheet is as follows:

	As at 31 March 2005 $m	As at 31 March 2004 $m
Net operating assets	1,398	1,161
Loans receivable	35	–
Net borrowings	(473)	(277)
Interim dividend proposed	(43)	(42)
Net assets per balance sheet	917	842

3 Net interest and similar items

	6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
Net financing cost payable – Group	8	8
– Associate	1	–
Exchange differences on net borrowings	1	3
Net interest payable and similar items	10	11

4 Exceptional items

	6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
Sale of Brakspruit mineral rights:		
Taxation	–	4
Minority interest	–	(1)
Net exceptional profit	–	3

The exceptional tax credit in the 6 months to 31 March 2004 represented the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

Notes to the Interim Accounts

5 Taxation

	6 months to 31 March 2005 $m	6 months to 31 March 2004 $m
United Kingdom:		
Corporation tax at 30% (March 2004 – 30%)	42	12
Double tax relief	(42)	(12)
	–	–
Overseas:		
Current taxation	43	25
Excluding tax on local currency exchange profits at 29% (March 2004 – 30%)	31	18
Tax on local currency exchange profits	(1)	–
Tax on dividends remitted	14	5
Exchange on current taxation	(1)	2
Deferred taxation	14	47
Origination and reversal of timing differences	12	19
Change in South African corporate tax rate to 29% (March 2004 – 30%)	(11)	–
Exchange on deferred taxation	13	28
Prior year items	–	(7)
Exceptional	–	(4)
Other	–	(3)
Tax charge	57	65
Tax charge excluding exceptional items, tax rate adjustment and exchange	57	39
Effective tax rate excluding exceptional items, tax rate adjustment and exchange	40%	33%

6 Dividend

An interim dividend of 30.0 cents per share (30.0 cents per share for the six months to 31 March 2004) will be paid on 5 August 2005 to shareholders on the registers at the close of business on 8 July 2005.

7 Earnings per share

The calculation of earnings per share is based on a weighted average number of 141,625,478 ordinary shares in issue for the six months to 31 March 2005 (141,242,151 ordinary shares in issue for the six months to 31 March 2004).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the period as follows:

	6 months to 31 March 2005			6 months to 31 March 2004		
	Profit for the period $m	Number of shares	Per share amount cents	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**69**	**141,625,478**	**48.7**	37	141,242,151	26.2
Share option schemes	**–**	**249,745**	**(0.1)**	–	618,316	(0.1)
Convertible bonds	**5**	**10,576,993**	**(0.1)**	2	10,576,993	(0.5)
Diluted EPS	**74**	**152,452,216**	**48.5**	39	152,437,460	25.6

Underlying earnings per share are based on the profit for the period adjusted to exclude exchange, the effect of a change in the South African tax rate on the opening deferred tax balance and exceptional items (prior period only) as follows:

	6 months to 31 March 2005			6 months to 31 March 2004		
	Profit for the period $m	Number of shares	Per share amount cents	Profit for the period $m	Number of shares	Per share amount cents
Basic EPS	**69**	**141,625,478**	**48.7**	37	141,242,151	26.2
Taxation on exceptional items	**–**	**–**	**–**	(4)	–	(2.8)
Tax rate change – effect on opening deferred tax balance	**(11)**	**–**	**(7.8)**	–	–	–
Exchange on tax balances	**11**	**–**	**7.8**	30	–	21.3
Minority interest	**–**	**–**	**–**	(7)	–	(5.0)
Underlying EPS	**69**	**141,625,478**	**48.7**	56	141,242,151	39.7

8 Analysis of net borrowings

	As at 1 October 2004 $m	Cash flow $m	Exchange movements $m	As at 31 March 2005 $m
Cash	20	(10)	–	**10**
Overdrafts	(22)	(186)	(1)	**(209)**
	(2)	(196)	(1)	**(199)**
Convertible bonds	(216)	–	–	**(216)**
Loans due after one year	(56)	(2)	–	**(58)**
Loans due within one year	(1)	1	–	**–**
Net borrowings	(275)	(197)	(1)	**(473)**

Corporate Information

Directors
Sir John Craven
Chairman (Non-Executive)

Roger Phillimore
Deputy Chairman and Senior Independent Director (Non-Executive)

Bradford A Mills
Chief Executive

Ian Farmer
Chief Strategic Officer

Peter Godsoe
Non-Executive

Michael Hartnall
Non-Executive

Peter Ledger
President – Platinum (resigned 27 January 2005)

John Robinson
Chief Financial Officer

Karen de Segundo
Non-Executive (appointed 29 April 2005)

Company secretary and registered office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdon

Telephone +44 (0)20 7201 6000
Fax +44 (0)20 7201 6100
E-mail contact@lonmin.com
Web www.lonmin.com

Registered in England and Wales
Company number 1030002

Investor relations
Alex Shorland-Ball
(Vice President of Investor Relations & Communications)

External auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB
United Kingdom

Telephone +44 (0)20 7311 1000
Fax +44 (0)20 7311 3311

Stockbrokers
UK:
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

Telephone +44 (0)20 7588 2828
Fax +44 (0)20 7155 9000

South Africa:
JPMorgan Equities Limited
1 Friker Road
Illovo
Johannesburg 2196
South Africa

Telephone +27 11 507 0430
Fax +27 11 507 0502

North America:
BMO Nesbitt Burns
1 First Canadian Place
5th Floor PO Box 150
Toronto
Ontario M5X 1H3

Telephone +1 416 359 4001
Fax +1 416 359 4417
Web www.bmonb.com

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

UK Callers
Telephone 0870 600 3970
Fax 0870 600 3980
International Callers
Telephone +44 (0)121 415 7047
Fax +44 (0)1903 833371

Computershare Investor Services 2004 Pty Limited
PO Box 61051
Marshalltown 2107
South Africa

Telephone +27 11 370 5000
Fax +27 11 688 5217 or 7707

Street Address
70 Marshall Street
2001 Johannesburg
South Africa

The Bank of New York
ADR Shareholder Enquires Dept.
PO Box 11258
Church Street Station
New York
NY 10286
USA

US Callers
Telephone 1-888-BNY-ADRS (Toll free)
International Callers
Telephone +1 610 382 7836
E-mail shareowners@bankofny.com

Interim Dividend

An interim dividend of 30.0 cents per share will be paid on 5 August 2005 to shareholders on the registers at the close of business on 8 July 2005. The dividend will be paid in sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on 15 July 2005; in Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on 24 June 2005; and in dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank or participate in TAPS – see below). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 5.00 pm on 8 July 2005.

Transcontinental Automated Payment System (TAPS)

TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been or will be sent information on TAPS by Lloyds TSB Registrars.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 8 July 2005, being the record date for the interim dividend, may participate in the plan in respect of that dividend provided their application forms are received by 22 July 2005. Copies of the DRIP brochure and application form are being sent to those eligible shareholders who are newly registered between 22 January 2005 and 8 July 2005. Further copies are available from the Registrars.

ShareGift

Lonmin is proud to support ShareGift, an independent charity share donation scheme administered by the Orr Mackintosh Foundation (registered charity number 1052686). Those shareholders who hold only a small number of shares, the value of which make them uneconomic to sell, can donate the shares to ShareGift who will sell them and donate the proceeds to a wide range of charities. Further information about ShareGift can be obtained from their website at www.ShareGift.org and a ShareGift transfer form can be downloaded from www.lonmin.com.

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL

LONMIN

www.lonmin.com